Exhibit 99.1

Operating and Financial Review and Prospects

OPERATING RESULTS

Changes in accounting policies

As explained in note 2 to our Consolidated Financial Statements, as of and for the period ended September 30, 2016 (included in our Form 6-K filed with the SEC on November 15, 2016), the group has adopted the amendments made to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture in relation to bearer plants this year. These amendments have resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

(a)	Bearer plants

In September 2014, the IASB made amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of machinery. Effective January 1, 2016, they will be accounted for under IAS 16. However, agricultural produce growing on bearer plants will remain within the scope of IAS 41 and continue to be measured at fair value less cost to sell.

The Company’s sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy has been applied retrospectively. As a consequence, the sugarcane coffee plantations were reclassified to property, plant and equipment and measured at amortized cost, effective January 1, 2016 and comparative figures have been retrospectively revised accordingly. Sugarcane plantations are depreciated on straight-line basis over their useful life which was reassessed from 5 to 6.

As permitted under the transitional rules, the fair value of the sugarcane as of January 1, 2014 was deemed to be their cost going forward. The difference between the fair value and the previous carrying amount was recognized in retained earnings.

However, agricultural produce growing on sugarcane and coffee plantations will remain under the line biological assets and continue to be measured at fair value less cost to sell. For further details of the effects of these changes, please see note 2 to our Consolidated Financial Statements.

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	2015/2016	2014/2015	% Change
	Harvest Year (1)	Harvest Year (1)	2015/2016 - 2014/2015
Corn (2)	5.8	5.8	(0.2)%
Soybean	2.8	3.2	(12.5)%
Soybean (second harvest)	2.4	2.5	(4.0)%
Cotton lint	-	0.7	N/A
Wheat (3)	2.5	2.3	8.7%
Sunflower	1.6	1.8	(11.1)%
Rice	5.9	5.1	15.7%
Sugarcane	101.2	92.6	9.3%

(1) The table above reflects full harvest season.

(2) Includes sorghum and peanut.

(3) Includes barley.

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2016 to September 30, 2016, soybean prices increased 9.5% and corn prices decreased by 6.1%. Also, between January 1, 2016 and September 30, 2016, sugar prices increased by 47.8%, according to Intercontinental Exchange of New York (“ICE-NY”) data and ethanol prices decreased by 0.2%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products since September 30, 2011 to September 30, 2016, highlighting the periods January 1 to September 30, 2015 and January 1 to September 30, 2016:

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences in their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this presentation in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in a given harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting for the same t harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Nine-month period ended September 30,
	2016	2015
	Hectares (1)
Crops	140,079	148,899
Rice	37,580	35,328
Sugar, Ethanol and Energy	133,455	129,226

(1) Does not include second crop area or forage.

The decrease in crop production area in 2016 compared to 2015 was mainly driven by: (i) farm sales during 2015; and (ii) the transformation of hectares currently under rice production. The increase in sugar, ethanol and energy production area in 2016 is explained by an increase in leased hectares that will allow us to ensure cane supply during all year of our industry.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly affected by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean was subject to an export tax of 35.0%, wheat was subject to an export tax of 23.0%, rough rice was subject to an export tax of 10.0%, processed rice was subject to an export tax of 5.0%, corn was subject to an export tax of 20.0% and sunflower was subject to an export tax of 32.0%. Since December 2015, all of the export taxes mentioned above have been removed, except for soybean, for which the export tax has been reduced to 30.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of September 30, 2016, the Peso-U.S. dollar exchange rate was Ps.15.31 per U.S. dollar as compared to Ps.9.42 per U.S. dollar as of September 30, 2015. As of September 30, 2016, the Real-U.S. dollar exchange rate was R$3.25 per U.S. dollar as compared to R$3.97 per U.S. dollar as of September 30, 2015.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since September 30, 2011 to September 30, 2016, highlighting the periods January 1 to September 30, 2015 and January 1 to September 30, 2016:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. We experienced more stable sales in other business segments, including our Dairy segment. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. With the implementation of “continuous harvest”, sugarcane production is more stable along the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also "Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments." included in “Item 3-Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last two years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures totaled $94.0 million for the nine-month period ended September 30, 2016 in comparison with $112.2 million in the same period of 2015. See also "-Capital Expenditure Commitments."

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2016 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company's critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2015 included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company’s businesses are comprised of six reportable operating segments, which are organized based upon their similar economic characteristics, the nature of products they offer, their production processes, the type of their customers and their distribution methods.

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our farming business is further comprised of four reportable segments:

▪	Our Crops segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregate combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	Our Rice segment consists of planting, harvesting, processing and marketing of rice;

▪	Our Dairy segment consists of the production and sale of raw and powder milk,

▪	Our All Other Segments segment consists of the combination of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for separate disclosure.

•	Our Sugar, Ethanol and Energy segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	Our Land Transformation segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of September 30, 2016, we have completed the 2015/2016 harvest year crops. The Harvested tons presented corresponds to the harvest completed as of September 30, 2016.

	Nine-month period ended September 30,
Sales	2016	2015
	(In thousands of $)
Farming Business	212,727	207,679
Crops	109,648	115,274
Soybean(1)	56,108	63,021
Corn (2)	35,609	29,329
Wheat (3)	7,633	10,456
Sunflower	6,364	9,906
Cotton Lint	1,275	1,261
Other crops(4)	2,659	1,301
Rice(5)	80,889	66,027
Dairy	21,413	25,390
All other segments (6)	777	988
Sugar, Ethanol and Energy Business	324,420	247,968
Sugar	186,575	109,205
Ethanol	107,834	100,332
Energy	29,791	38,431
Other (7)	220	0
Total	537,147	455,647
Land Transformation (8)	-	-

	2016/2015	2014/2015
	Harvest	Harvest
Production	Year	Year
Farming Business
Crops (tons)(9)	583,638	625,560
Soybean (tons)	237,681	285,353
Corn (tons) (2)	248,269	231,500
Wheat (tons) (3)	82,167	84,609
Sunflower (tons)	15,521	21,762
Cotton Lint (tons)	-	2,336
Rice(10) (tons)	220,758	180,149

	Nine-month period ended September 30,
	2016	2015
Processed rice(11) (tons)	182,803	138,813
Dairy(12) (thousand liters)	67,682	64,565
Sugar, Ethanol and Energy Business
Sugar (tons)	488,135	383,430
Ethanol (cubic meters)	301,196	276,093
Energy (MWh)	493,045	436,539
Land Transformation Business (hectares traded)	-	-

	2015/2016	2014/2015
	Harvest	Harvest
Planted Area	Year	Year (18)
	(Hectares)
Farming Business(13)
Crops	178,491	193,682
Soybean	88,377	96,476
Corn (2)	42,657	40,044
Wheat (3)	32,396	37,019
Sunflower	9,547	12,314
Cotton	-	3,160
Forage	5,514	4,669
Rice	37,580	35,328
Total Planted Area (14)	216,071	229,010
Second Harvest Area	32,896	40,115
Leased Area	57,595	60,056
Owned Croppable Area(15)	120,065	124,172

	Nine-month period ended
	September 30,
	2016	2015
Sugar, Ethanol and Energy
Business
Sugarcane plantation	133,455	129,226
Owned land	9,145	9,145
Leased land	124,310	120,081

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum and peanuts.
(3)	Includes barley.
(4)	Includes seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(7)	Includes operating leases and other services.
(8)	Represents capital gain from the sale of land.
(9)	Crop production does not include tons 106,685 and 88,500 tons of forage produced in the 2015/2016 and 2014/2015 harvest years, respectively.
(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(12)	Raw milk produced at our dairy farms.
(13)	Includes hectares planted in the second harvest.
(14)	Does not include forage area
(15)	Does not include potential croppable areas being evaluated for transformation.

Nine-month period ended September 30, 2016 as compared to nine-month period ended September 30, 2015

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
	(In thousands of $)
Sales of manufactured products and services rendered	407,804	316,468
Cost of manufactured products sold and services rendered	(299,522)	(243,463)
Gross Profit from Manufacturing Activities	108,282	73,005
Sales of agricultural produce and biological assets	129,343	139,178
Cost of agricultural produce sold and direct agricultural selling expenses	(129,343)	(139,178)
Initial recognition and changes in fair value of biological assets and agricultural produce	108,924	33,428
Changes in net realizable value of agricultural produce after harvest	(6,206)	9,914
Gross Profit from Agricultural Activities	102,718	43,342
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	211,000	116,347
General and administrative expenses	(36,204)	(36,345)
Selling expenses	(50,015)	(48,225)
Other operating income / (expense) , net	(22,953)	31,267
Share of loss of joint ventures	-	(2,527)
Profit from Operations Before Financing and Taxation	101,828	60,517
Finance income	6,975	7,234
Finance costs	(114,093)	(64,316)
Financial results, net	(107,118)	(57,082)
Profit / (Loss) Before Income Tax	(5,290)	3,435
Income tax benefit / (expense)	(2,901)	1,812
Profit / (Loss) for the Year	(8,191)	5,247

Sales of Manufactured Products and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	916	79,724	1,967	777	324,420	407,804
2015	787	65,684	1,041	988	247,968	316,468

Sales of manufactured products and services rendered increased 28.9%, from $316.5 million for the nine month period ended September 30, 2015 to $407.8 million for the same period of 2016, primarily as a result of:

•	a $76.5 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 19.7% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 761.4 thousand tons in the nine-month period ended September 30, 2015 to 911.7 thousand tons in the same period of 2016; (ii) a 13.8% increase in the price of ethanol, from $432.8 per cubic meter in 2015 to $492.3 per cubic meter in 2016; (iii) a 16.6% increase in the price of sugar, from $308.9 per ton in the nine-month period ended September 30, 2015 to $360.2 per ton in the same period of 2016; and (iv) a 11.5% increase in volume of energy sold, from 484.4 thousand MWh in 2015 to 539.9 thousand MWh in 2016. The increase in volume of sugar, ethanol and energy sold was due to the 22.2% increase in sugarcane milled, from 6.5 million tons in 2015 to 8.0 million tons in 2016; partially offset by (a) a 6.8% decrease in the TRS content in sugarcane, from 133.5 kilograms per ton in 2015 to 124.5 kilograms per ton in 2016; and (b) a 7.6% decrease in the cogeneration efficiency, from 66.7 KWh per ton crushed in the nine-month period ended September 30,2015 to 61.7 KWh per ton crushed in the same period of 2016. The increase in sugarcane milled, is sustained by (i) a 18.7% increase in the harvested area from 63.8 thousand hectares in 2015 to 75.7 thousand hectares in 2016 due to the early start of the season in 2016 as a consequence of the adoption of non-stop harvest season in our sugarcane cluster; and (ii) a 9.3% increase in sugarcane yields from 92.6 tons per hectare in 2015 to 101.2 tons per hectare in 2016 due to favourable weather coupled with operational enhancements. The increase in volume sold was partially offset by a 30.5% decrease in energy prices, from $79.3 per MWh in 2015 to $55.2 per MWh in 2016.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

•	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Nine-month period ended September 30,			Nine-month period ended September 30,			Nine-month period ended September 30,
	2016	2015	Chg %	2016	2015	Chg %	2016	2015	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)

Ethanol (M3)	107.8	100.3	7.5%	219.0	231.8	(5.5)%	492.3	432.8	13.7%
Sugar (tons)	186.6	109.2	70.9%	518.0	353.5	46.5%	360.2	308.9	16.6%
Energy (MWh)	29.8	38.4	(22.4)%	539.9	484.4	11.5%	55.2	79.3	(30.4)%
TOTAL	324.2	247.9

•	a $14.0 million increase in our Rice segment, mainly due to: (i) a 65.7% increase in the volume of white rice sold measured in tons of rough rice, from 154.4 thousand tons in the nine-month period ended September 30, 2015 to 255.8 thousand tons in the same period of 2016; and (ii) a 9.8% increase in the sale of by products from $7.4 million in the nine-month period ended September 30, 2015 to $8.1 million in the same period of 2016. This increase is explained by: (a) a 15.2% increase in yields, from 5.1 tons per hectare in 2015 to 5.9 tons per hectare in 2016, this is due to unfavourable weather conditions in 2015; (b) a 6.3% increase in the area under production from 35.3 thousand hectares to 37.6 hectares; (c) a lower inventories build up measured in tons of rough rice, from 82.2 thousand tons in the nine-month period ended September 30,2015 to an inventories buildup of 24.6 thousand tons in the same period of 2016. The increase in our Rice segment was partially offset by the decrease of 25.0% in the average price of white rice, from $380.0 per ton of rough rice equivalent in 2015 to $285.0 per ton of rough rice equivalent in 2016.

•	a $0.9 million increase in our Dairy segment, mainly due to the 72.2% increase in the volume of powder milk sold, from 362 tons in the nine-month period ended September 30, 2015 to 623 tons in the same period of 2016.

Cost of Manufactured Products Sold and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	(536)	(68,627)	(1,852)	(142)	(228,365)	(299,522)
2015	(438)	(53,839)	(1,108)	(536)	(187,542)	(243,463)

Cost of manufactured products sold and services rendered increased 23.0%, from $243.5 million in the nine-month period ended in September 30, 2015 to $299.5 million in the same period of 2016. This increase was primarily due to:

•	a $40.8 million increase in our Sugar, Ethanol and Energy segment mainly due to the increase in the volume of sugar and energy sold.
•	a $ 14.8 million increase in our Rice segment is mainly due to the 65.7% increase in the volume sold. This was partially offset by a 23.1% decrease in unitary costs, from $348 .7 per ton of rough rice equivalent in the nine-month period ended September 30, 2015 to $ 268.3 per ton of rough rice equivalent in the same period of 2016, mainly due to the Argentine Peso depreciation.

Cost of manufactured products remained essentially unchanged for the rest of our segments.

Sales and Cost of Agricultural Produce and Biological Assets

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	108,732	1,165	19,446	-	-	129,343
2015	114,487	342	24,349	-	-	139,178

Sales of agricultural produce and biological assets decreased 7.1%, from $139.2 million in in the nine-month period ended in September 30, 2015 to $129.3 million in the same period of 2016, primarily as a result of:

A $5.8 million decrease in our Crops segment mainly driven by: (i) a 13.7% decrease in the volume of sunflower sold, from 20.0 thousand tons in 2015 to 17.3 thousand tons in 2016; a 13.4% decrease in the volume of wheat sold, from 57.9 thousand tons in 2015 to 50.1 thousand tons in 2016 and a 9.2% decrease in the volume of soybean sold, from 234.4 thousand tons in 2015 to 212.9 thousand tons in 2016; (ii) a decrease in sunflower and wheat prices, from $494.4 per ton in 2015 to $367.9 per ton in 2016 for sunflower, and from $180.7 per ton in 2015 to $152.4 per ton in 2016 for wheat. The decreases in volume sold where mainly driven by: (i) a decrease in soybean and sunflower yields, from 3.0 tons per hectare in 2015 to 2.7 tons per hectare in 2016 for soybean and from 1.8 tons per hectare in 2015 to 1.6 tons per hectare in 2016 for sunflower, this was due to an above average harvest year in 2015 coupled with excessive rains in 2016 during harvest period; and (ii) a decrease in the area destined for soybean and wheat due to crop rotation. The decreases in our Crops segment were partially offset by: (a) a 6.7% increase in corn prices, from $155.2 per ton in 2015 to $195.2 per ton in 2016; and (b) a 13.8% increase in the volume of corn sold, from 189.0 thousand tons in 2015 to 215.0 thousand tons in 2016.

•	A $4.9 million decrease in our Dairy segment, from $24.3 million in the nine-month period ended September 30, 2015 to $19.4 million in the nine-month period ended September 30, 2016; mainly caused by (i) 24.7% decrease in fluid milk prices from $0.35 per liter in the nine-month period ended in September 30, 2015 to $0.26 per liter in the same period of 2016. This was partially offset by a 5.8% increase in the amount of liters of fluid milk sold, from 62.2 million liters in the nine-month period ended September 30, 2015 to 65.8 million liters in the same period of 2016. The increase in the amount of liters sold is attributable to (a) a 3.4% increase in our milking cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities from an average of 6,626 heads in the nine-month period ended September 30, 2015 to an average of 6,851 heads in the same period of 2016; and (b) by a 1.0% increase in cow productivity, from 35.7 liters per day per cow in 2015 to 36.1 liters per day per cow in 2016 due to enhanced operating efficiencies.

The following table sets forth the breakdown of sales for the periods indicated.

	Nine-month Period ended September 30,			Nine-month Period ended September 30,			Nine-month Period ended September 30,
	2016	2015	% Chg	2016	2015	% Chg	2016	2015	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	56.1	63.0	(11.0)%	212.9	234.4	(9.2)%	263.5	268.8	(2.0)%
Corn (1)	35.6	29.3	21.5%	215.0	189.0	13.8%	165.6	155.2	6.7%
Cotton lint	1.3	1.3	0.0%	1.2	2.2	(45.5)%	1,066.3	560.7	90.2%
Wheat (2)	7.6	10.5	(27.6)%	50.1	57.9	(13.5)%	152.4	180.7	(15.7)%
Sunflower	6.4	9.9	(35.4)%	17.3	20.0	(13.5)%	367.9	494.4	(25.6)%
Others	1.7	0.5	240.0%
Total	108.7	114.5	(5.1)%

(1)Includes sorghum, peanuts and pop corn.

(2) Includes barley.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss is already recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	42,852	10,047	3,707	128	52,190	108,924
2015	7,016	3,144	6,159	(24)	17,133	33,428

Initial recognition and changes in fair value of biological assets and agricultural produce increased 225.9%, from $33.4 million in the nine-month period ended September 30, 2015 to $108.9 million in the same period of 2016. The increase was mainly due to:

•	a $35.8 million increase in our Crops segment mainly due to:

-	a $2.1 million increase in the recognition at fair value less cost to sell for non-harvested crops, from a loss of $2.1 in the nine-month period ended September 30, 2015 to nil in the same period of 2016, mainly due to the increase in projected wheat margins as a result of the removal of export taxes and the depreciation of the Argentine Peso, which dilutes our costs in terms of dollars per hectare.

-	The recognition at fair value less cost to sell of crops at the point of harvest, increased $33.8 from $9.1 million in the nine-month period ended September 30, 2015 to $42.8 million in the same period of 2016, mainly due to higher commodities local prices and the Argentine Peso depreciation.

-	Of the $42.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2016, $9.9 million gain represents the unrealized portion, as compared to the $0.3 million unrealized loss of the $7.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the same period of 2015.

•	A $35.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $16.9 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from $4.6 million in the nine-month period ended September 30, 2015 to $21.4 million in the same period of 2016, mainly generated by (i) an increase in sugar price; and (ii) a 15.4% increase in projected sugarcane yields from 81.8 tons per hectare in the nine-month period ended in September 30, 2015 to 94.4 tons per hectare in the same period of 2016 due to enhanced agricultural efficencies.

-	a $18.2 million increase in the recognition at fair value less cost to sell of sugarcane at the point of harvest, from $12.5 million in the nine-month period ended September 30, 2015 to $30.8 million in the same period of 2016 due to the higher sugarcane yields and sugar price.

-	Of the $52.2 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2016, $21.4 million represent the unrealized portion, as compared to the $4.6 million unrealized of the $17.1 million of initial recognition and changes in fair value of biological assets and agricultural produce in the same period of 2015.

•	A $6.9 million increase in our Rice segment, as a result of:

-	a $6.5 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, from $3.5 million in the nine-month period ended September 30, 2015 to $10.1 million in the same period of 2016 mainly due to the increase in yields, area under production and the depreciation of the Argentine Peso, which dilutes our costs in terms of dollars per hectare.

-	Of the $10.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2016, $4.0 million gain represents the unrealized portion, as compared to the $0.9 million gain unrealized portion of the $3.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the same period of 2015.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(6,206)	N/A	N/A	N/A	N/A	N/A	(6,206)
2015	9,914	N/A	N/A	N/A	N/A	N/A	9,914

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased from a $9.9 million gain in the nine-month period ended September 30, 2015 to a $6.2 million loss in the same period of 2016. This decrease is mainly explained by the impact of the increase in commodities prices on our valuation of forward contracts.

General and Administrative Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(1,934)	(2,283)	(740)	(195)	(15,169)	(15,883)	(36,204)
2015	(2,656)	(2,366)	(1,108)	(55)	(14,499)	(15,661)	(36,345)

Our general and administrative expenses remained essentialy unchanged from $36.3 million in the nine-month period ended September 30, 2015 to $ 36.2 in the same period of 2016.

Selling Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(4,421)	(9,238)	(476)	(46)	(35,803)	(31)	(50,015)
2015	(4,283)	(9,489)	(514)	(25)	(33,368)	(546)	(48,225)

Selling expenses increased 3.7%, from $48.2 million in the nine-month period ended September 30, 2015 to $50.0 million in the same period of 2016. The increase is mainly explained by the increase in sugar and ethanol sales.

Other Operating Income / Expense, Net

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(8,796)	314	468	8,137	(22,877)	(199)	(22,953)
2015	14,065	692	(563)	6	16,816	251	31,267

Other operating income decreased $54.2 million, from a $31.3 million gain in the nine-month period ended September 30, 2015 to a $23.0 million loss in the same period of 2016, primarily due to:

•	a $26.2 million decrease in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of outstanding hedge positions, negatively affected by the increase in sugar futures prices

•	a $23.4 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions of our soybean and corn derivatives; negatively affected by the increase in futures prices.

•	a $8.1 million increase in All other segments, that corresponds to the settlement of an arbitration dispute with Marfrig Argentina SA, subsidiary of Marfrig Alimentos SA. The settlement compensates Adecoagro for unpaid invoices and provides indemnification for early termination of lease agreements for cattle grazing activities.

Other operating income, net of our Rice, Dairy and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures and Investment Results

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	-	-	-	-	-	-	-
2015	(2,527)	-	-	-	-	-	(2,527)

Our share of loss of Joint Ventures increased from a loss of $2.5 million in the nine-month period ended September 30, 2015 to nill in the same period of 2016. The result in 2015 is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower.

Financial Results, Net

Our financial results, decreased 87.7% from a loss of $57.1 million in the nine-month period ended September 30, 2015 to a loss of $107.1 million in the same period of 2016. This was due to: (i) the $52.2 million loss that was reclassified from Equity to the “Financial Result, net” line item in 2016, compared to the $14.8 million loss that was reclassified in the same period of 2015. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; (ii) higher foreign exchange losses from a loss of $3.1 million in the nine-month period ended in September 30, 2015 to a loss of $15.2 million in the same period of 2016, mainly caused by the year-over-year depreciation of the Argentine Peso on our net monetary (net of debt) position in foreign currency; and (iii) higher losses on the mark-to-market of our currency derivative positions. This was partially offset by lower interest expenses, from a loss of $37.0 million in the nine-month period ended September 30, 2015 to a loss of $35.4 million in the same period of 2016.

The following table sets forth the breakdown of financial results for the periods indicated.

	Nine-month period ended September 30,
	2016	2015
	(In $ thousand)		% Change
Interest income	6,723	6,820	(1.4)%
Interest expense	(35,428)	(36,961)	(4.1)%
Foreign exchange losses, net	(15,184)	(3,110)	388.2%
Cash flow hedge – transfer from equity	(52,186)	(14,838)	251.7%
Loss / Gain from interest rate /foreign exchange rate derivative financial instruments	(6,839)	(4,288)	59.5%
Taxes	(1,913)	(2,312)	(17.3)%
Other Income/(Expenses)	(2,290)	(2,393)	(4.3)%
Total Financial Results	107,118	57,082	87.7%

Income Tax expense

Current income tax charge totaled $2.9 million for the nine-month period ended September 30, 2016. For the same period of 2015 we reported a gain of income tax of $1.8 million, which equates to a consolidated effective tax rate of 42.9%. In 2016, despite having a loss before income tax, we recognized tax expense, as a result of non deductible expenses in Uruguay of $0.7 million covering losses related to derivatives, and some non deductible items in Brazil for $2.2 million. In 2015 the effective tax rate was 52% based on non taxable income, and the impact of the non taxable gains from derivatives in Uruguay.

Profit for the period

As a result of the foregoing, our net income for the nine-month period ended September 30, 2016 decreased $13.4 million, from a gain of $5.2 million in 2015 to a loss of $8.2 million in 2016.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Nine-month period ended September 30, 2016 and 2015

The table below reflects our statements of Cash Flow for the nine-month period ended September 30, 2016 and 2015.

	Nine-month period
	2016	2015
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	198,894	113,795
Net cash generated from operating activities	35,091	47,848
Net cash used in investing activities	(82,251)	(108,693)
Net cash generated by financial activities	(23,120)	194,307
Effect of exchange rate changes on cash and cash equivalent	7,868	(22,908)
Cash and cash equivalent at the end of the period	136,482	224,349

Operating Activities

Period ended September 30, 2016

Net cash generated by operating activities was $35.1 million for the nine-month period ended September 30, 2016. During this period, we generated a net los of $8.2 million that included non-cash charges relating primarily to depreciation and amortization of $82.4 million, losses from derivative financial instruments and forwards contracts of $38.6 million, losses from foreign exchange, net of $15.2 million, losses from interest and other expenses of $31.0 and $52.2 million Cash flow hedge transfer from equity. All these effects were partially offset by a gain from initial recognition and changes in fair value of non harvested biological assets unrealized of $36.5 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $146.2 million, primarily due to an increase of $77.4 million in trade and other receivables, an increase of $107.3 million in biological assets and an increase of $27.4 in derivative financial instruments. All these effects were partially offset by a decrease of $47.0 million in inventories and an increase of $12.0 million in trade and other payables. The Company´s business is highly seasonal with high working capital requirements during the first three quarters of the year. The majority of cash flow is generated in the fourth quarter, when the bulk of our production is sold. We expect strong cash flow generation in the fourth quarter as we sell our inventory and collect receivables, generating positive cash flow for the full year 2016.

Period ended September 30, 2015

Net cash generated by operating activities was $47.8 million for the nine-month period ended September 30, 2015. During this period, we generated a net gain of $5.2 million that included non-cash charges relating primarily to depreciation and amortization of $75.4, losses from cash flow hedge transfer from equity of $14.8 million and

$32.5 million interest and other expense, net. All these effects were partially offset by a gain from derivate financial instruments and forward contracts of $26.0 million and a gain of $5.4 from initial recognition and changes in fair value of non harvested biological assets.

In addition, other changes in operating assets and liability balances resulted in a net increase in cash of $52.0 million, primarily due to an increase of $68.2 in inventories, a decrease of $19.4 in trade and other payables and an increase of $ 17.6 in trade and other receivables, partially offset by a a decrease of $19.0 in biological assets, a decrease of $27.6 in derivative financial instruments.

Investing Activities

Period ended September 30, 2016

Net cash used in investing activities totaled $82.3 million in the nine-month period ended September 30, 2016, primarily due to $50.9 millin related to the renewal and expansion of our sugarcane plantation; $32.4 millon related to purchase of agricultural and industrial equipment, and $17 millon related to other capital expenditures, totaling $92.9 million

Period ended September 30, 2015

Net cash used in investing activities totaled $108.7 million in the nine-month period ended September 30, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the finalization of the construction of the second phase of Ivinhema mill and bearer plants related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul), totaling $111.2 million.

Financing Activities

Period ended September 30, 2016

Net cash provided by financing activities was $23.1 million in the period ended September 30, 2016, primarily derived from the incurrence of new long and short term loans in the amounts of $111.6 million and $207.4 million, respectively, mainly for our Brazilian Sugar, Ethanol and Energy business. This effect was partially offset by net payments of short and long term borrowings in the amounts of $144.5 million and $162.7 million, respectively. During this period, interest paid totaled $31.8 million.

Period ended September 30, 2015

Net cash provided by financing activities was $194.3 million in the period ended September 30, 2015, primarily derived from the incurrence of new long and short term loans in the amounts of $285.8 million and $156.1 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by a net re-payments of short and long term borrowings in the amounts of $139.6 million and $78.1 million, respectively. During this period, interest paid totaled $30.7 million.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of September 30, 2016, our cash and cash equivalents amounted to $136.5 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so.

It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	September 30, 2016	December 31, 2015
	(unaudited)
Fixed rate:
Less than 1 year	131,076	89,918
Between 1 and 2 years	48,502	31,096
Between 2 and 3 years	43,856	30,197
Between 3 and 4 years	25,001	22,497
Between 4 and 5 years	21,256	18,779
More than 5 years	25,765	34,492
	295,456	226,979
Variable rate:
Less than 1 year	206,452	149,559
Between 1 and 2 years	175,315	109,488
Between 2 and 3 years	78,433	102,351
Between 3 and 4 years	7,053	79,341
Between 4 and 5 years	6,857	44,233
More than 5 years	7,129	11,109
	481,239	496,081
	776,695	723,060

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2016 and 2015 the Company was in compliance with all financial covenants.

Short-term Debt.

As of September 30, 2016, our short term debt totaled $338 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the nine-month period ended September 30, 2016, our capital expenditures totaled $93.9 million. Our capital expenditures consisted mainly of purchases of property, plant and equipment, mainly related to the renewal and expansion of our sugarcane plantation $50.9 millon, and $24.9 millon related to purchase of agricultural and industrial equipment, and $17.1 millon approximately related to other capital expenditures, totaling $92.9 million.